

June 17, 2011

Via Facsimile
Brian Duperreault
President and Chief Executive Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036

Re: Marsh & McLennan Companies, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2010
        Filed February 28, 2011
        File No. 001-05998

Dear Mr. Duperreault:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Income Taxes, page 38

1. Your foreign operations accounted for 55%, 55% and 56% of your revenues and 138%, 179% and 189% of your pre-tax income in 2010, 2009 and 2008. Please provide us proposed disclosure for your MD&A to be included in future periodic filings explaining the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales. Please also disclose the countries that account for the majority of the foreign operations which are taxed at lower rates than the U.S. along with their effective tax rates.

Item 8. Financial Statements And Supplementary Data
Notes to Consolidated Financial Statements
Note 7. Income Taxes, page 66

2. You state that U.S. Federal income taxes are not provided on temporary differences with respect to investments in foreign subsidiaries that are essentially permanent in duration, which at December 31, 2010 amounted to approximately $3.6 billion. You also state that the realization of the remaining U.S. federal deferred tax assets is not as sensitive to U.S. profits because it is supported by anticipated repatriation of future earnings from the Company's profitable global operations. Please tell us how you concluded that the $3.6 billion of undistributed earnings in foreign subsidiaries are essentially permanent in duration. In addition, please provide proposed revisions to your liquidity disclosure in MD&A indicating the amount of cash and investments that are currently held by your foreign subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

3. You state that in the event sufficient taxable income is not generated in future periods, additional valuation allowances of up to $250 million could be required relating to these domestic deferred tax assets. We also note that your U.S. pre-tax loss was $296 million, $438 million and $439 million in 2010, 2009 and 2008. Please provide us with a quantified analysis that weights the various positive and negative indicators cited and the factors considered that support your estimated net realizable tax asset.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:
   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant